Exhibit 99.2

INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF PENN WEST ENERGY TRUST

FOR THE ANNUAL MEETING OF PENN WEST ENERGY TRUST

TO BE HELD ON JUNE 8, 2010

The undersigned unitholder of Penn West Energy Trust (“Penn West”) hereby appoints William E. Andrew, Chief Executive Officer of Penn West Petroleum Ltd. (“PWPL”) (the administrator of Penn West) of the City of Calgary, in the Province of Alberta, or, failing him, John A. Brussa, Chairman of the Board of PWPL, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                      , as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Trust Units”) of Penn West to be held on June 8, 2010 at 2:00 p.m. (Calgary time) in the Grand Ballroom of the Westin Calgary Hotel, 320 – 4th Avenue S.W. Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this Instrument of Proxy in the following manner (check ☑ the appropriate box):

1.	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of Penn West;

2.	FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election as directors of PWPL for the ensuing year of the twelve (12) nominees proposed by management, all as more particularly described in the Management Proxy Circular of Penn West dated May 4, 2010; and

3.	At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

This lnstrument of Proxy is solicited on behalf of the management of PWPL. The Trust Units represented by this lnstrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the above matters.

Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on the behalf of such Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee(s) should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this day of , 2010.
(Signature of Unitholder)

(Name of Unitholder – Please Print)

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED UNITHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described below.

Vote by Mail

1.	In order to vote by mail, this Instrument of Proxy must be dated and signed by the Unitholder, or by his or her attorney authorized in writing and the signature hereon should be exactly the same as the name in which the Trust Units are registered. If this lnstrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	You may send your completed and signed lnstrument of Proxy in the envelope provided.

3.	The name of the Unitholder must appear exactly as it is shown on the affixed label. If Trust Units are held jointly, any one of the joint owners may sign.

4.	If Trust Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this lnstrument of Proxy exactly as registered. If Trust Units are registered in the name of a deceased or other Unitholder, the Unitholder’s name must be printed in the space provided, this lnstrument of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Unitholder must be attached to this lnstrument of Proxy.

5.	An lnstrument of Proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by ClBC Mellon Trust Company by mail or delivery to its offices at 600, 333—7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0Al or by facsimile at 1-416-368-2502 at any time up to 2:00 p.m. (Calgary time) on June 4, 2010 or the second business day prior to the date of any adjournment of the Meeting.

To utilize telephone voting or internet voting you will need to use your 13-digit Control Number, which is set forth below, on the left hand side of this lnstrument of Proxy. The Control Number is your personal security code and will be used to authenticate your voting instructions.

i Your Control Number i

6.	For further information, see Section 1.1 “Solicitation of Proxies” in the Information Circular.

Vote by Telephone

You may use any touch-tone telephone to transmit your voting instructions. Telephone toll-free 1-866-271-1207 (English only) and follow the instructions the Vote Voice provides you. You should have this lnstrument of Proxy in hand when you call. Your 13-digit Control Number is located on this lnstrument of Proxy below, on the left hand side. If you vote by telephone, your vote must be received by 2:00 p.m. (Calgary time) on June 4, 2010 or the second business day prior to the date of any adjournment of the Meeting. You cannot use the telephone voting service if you wish to designate another person to attend and vote on your behalf at the Meeting.

Vote By Internet

You may use the internet at www.eproxyvoting.com/pennwest to transmit your voting instructions and for electronic delivery of information. You should have this Instrument of Proxy in hand when you access the web site. You will be prompted to enter your 13-digit Control Number which is located on this lnstrument of Proxy below, on the left hand side. If you vote by Internet, your vote must be received by 2:00 p.m. (Calgary time) on June 4, 2010 or the second business day prior to the date of any adjournment of the Meeting. This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting Instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.